SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(mark one)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2003

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.: 1-7707

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MEDTRONIC, INC. EMPLOYEE STOCK OWNERSHIP AND SUPPLEMENTAL RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Medtronic, Inc.
710 Medtronic Parkway Minneapolis, MN 55432

SIGNATURES

The Plan.   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Medtronic, Inc. Employee Stock Ownership and Supplemental Retirement Plan

Dated: October 27, 2003	By:	/s/ Janet S. Fiola
Janet S. Fiola
Senior Vice President, Human Resources

Medtronic, Inc.

Employee Stock Ownership

and Supplemental

Retirement Plan

Financial Statements and Supplemental Schedules

April 30, 2003 and 2002

Medtronic, Inc.

Employee Stock Ownership and Supplemental Retirement Plan

Note:  Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as the schedules are not applicable.

Report of Independent Auditors

To the Participants and Administrator of the
Medtronic, Inc. Employee Stock Ownership and
Supplemental Retirement Plan:

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Medtronic, Inc. Employee Stock Ownership and Supplemental Retirement Plan (the “Plan”) at April 30, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes at April 30, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Minneapolis, Minnesota

October 17, 2003

Medtronic, Inc.

Employee Stock Ownership and Supplemental Retirement Plan

Statement of Net Assets Available for Benefits

(in 000’s)

		April 30,
		2003	2002

ESOP Assets, net
Investments, at fair value:
Plan's Interest in the Master Trust Fund	*	$130,697	$186,510
Medtronic ESOP Fund	*	608,978	529,345
Medtronic Dividend Stock Fund		2,777	2,363
Total ESOP assets, net		742,452	718,218
SRP Assets—Participant Directed
Investments, at fair value:
Medtronic Common Stock Fund	*	468,708	458,603
Vanguard 500 Index Fund		89,514	92,137
Vanguard PRIMECAP Fund		74,070	78,157
Vanguard Wellington Fund		75,676	74,854
Vanguard Windsor II Fund		42,345	44,454
Vanguard Explorer Fund		28,240	32,170
Vanguard International Growth Fund		20,902	21,185
Vanguard U.S. Growth Fund		22,641	19,019
Vanguard Total Bond Market Index Fund		37,502	19,387
Vanguard Extended Market Index Fund		10,003	9,062
Participant loans receivable		15,042	13,847
		884,643	862,875
Medtronic Interest Income Fund, at contract value	*	165,763	105,696
Total SRP assets		1,050,406	968,571
Net assets available for benefits		$1,792,858	$1,686,789

* Represents 5% or more of the net asset available for benefits.

The accompanying notes are an integral part of these financial statements.

Medtronic, Inc.

Employee Stock Ownership and Supplemental Retirement Plan

Statement of Changes in Net Assets Available for Benefits

(in 000’s)

	Year Ended April 30,
	2003	2002
Additions:
Investment income (loss):
Interest and dividend income	$19,821	$20,820
Increase in Plan’s Interest in the Master Trust Fund	14,589	5,908
Net appreciation (depreciation) in fair value of separate trust investments	12,521	(25,535)
Total investment income	46,931	1,193
Employer cash contributions	1,483	983
Employee contributions	95,153	77,920
Assets transferred from other plan (Note 1)	23,887	936,750
Total additions	167,454	1,016,846
Deductions:
Benefits paid to participants	(60,820)	(68,760)
Administrative expenses	(565)	(42)
Total deductions	(61,385)	(68,802)

Increase in net assets available for benefits	106,069	948,044
Net assets available for benefits:
Beginning of year	1,686,789	738,745
End of year	$1,792,858	$1,686,789

The accompanying notes are an integral part of these financial statements.

Medtronic, Inc.

Employee Stock Ownership and Supplemental

Notes to Financial Statements

1.  Description of the Plan

The following description of the Medtronic, Inc. Employee Stock Ownership (ESOP) and Supplemental Retirement (SRP) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General

The Plan is a contributory defined contribution plan created by Medtronic, Inc. (the “Company”). The Plan provides stock ownership benefits and assists employees to increase retirement savings and provide financial security upon retirement. The Plan is available to all eligible regular full-time and part-time employees immediately upon hire.  The Plan qualifies under Section 401(a) of the Internal Revenue Code of 1986, as amended, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Trustees of the Plan are Vanguard Fiduciary Trust Company (“Vanguard Trust”) and US Bank Institutional Financial Services (“US Bank”) (hereinafter collectively referred to as the “Trustees”). Allocated ESOP assets and contributed SRP assets are held by Vanguard Trust and unallocated ESOP assets are held by US Bank. Transactions are executed by the Trustees of the Plan as directed by Medtronic, Inc. (“the Company”) in its capacity as Plan Administrator.

Plan Merger and Transfer of Plan Assets

The Compensation Committee of the Board of Directors of the Company approved the merger of the Medtronic, Inc. and Participating Employers Supplemental Retirement Plan into the Plan on March 8, 2001. Effective May 31, 2001 assets of $936,750,000 related to all active employees in the Medtronic, Inc. and Participating Employers Supplemental Retirement Plan were transferred into the Plan.   The Plan was amended effective April 30, 2001 to allow employees elective deferrals under Code Section 401(k). The Plan now has two components: a SRP component which governs the elective deferrals and the ESOP component that governs matching contributions related to the SRP and non-matching allocations of employer stock.

During fiscal year 2003, $23,887,000 of assets were transferred from other qualified plans into the Plan.  Effective May 31, 2003, all remaining assets of the Medtronic, Inc. and Participating Employees Supplemental Retirement Plan were transferred into the Plan.

Administration

The Qualified Plan Committee oversees the administration of the Plan. The committee appointed Vanguard Trust and US Bank as Trustees of the plan assets and Recordkeepers of the Plan. Vanguard has been appointed to provide participant services, education, and communication services. Vanguard maintains a separate account in the name of each participant in the Plan to record the assets allocated to the participant and the earnings and (losses) thereon, and expenses credited thereto.

Contributions

Participant contributions are made to the Plan through payroll deductions.  Participants direct the investments of their contributions into eleven various investment options offered by the Plan. The participants may change the investment decisions at any time by contacting the Trustee. However, any funds exchanged out of the Medtronic Interest Income Fund must remain invested in another investment alternative for a period of at least three months before being moved to the Vanguard Total Bond Market Index Fund. Participants are also limited to two transfers a month in or out of the Medtronic Common Stock Fund.

Participating employees may contribute 2% to 25% of eligible earnings on a pre-tax basis to the Plan. Participants receive matching allocations of Medtronic common stock to their ESOP matching accounts in the Plan. The matching allocation is based on each participant’s contributions up to 6% of eligible compensation, and ranges from 50% to 150% of these contributions. Matching allocations totaled approximately $47,957,000 and $41,915,000 for fiscal years 2003 and 2002, respectively, which is included in the allocation of Medtronic, Inc. common stock from the unallocated shares at US Bank to the Vanguard Trust (See Note 4). Participants are allowed immediately to transfer matching allocated amounts to any of the SRP investment choices.

In addition to the matching allocation, participants can receive annual allocations to their ESOP Regular accounts in the form of Medtronic, Inc. common stock. These annual allocations range from 2.5% to 4.0% of qualified compensation, depending upon the achievement of certain performance goals. Active participants may begin to diversify their ESOP Regular allocations at age 55 if the participant has been in the Plan for ten years.  Company ESOP contributions, net of forfeitures, were $29,728,000 and $28,090,000 for fiscal years 2003 and 2002, respectively.

Vesting and Forfeitures

Participants are 100% vested in their contributions, including earnings and losses thereon, at all times. Active participants vest in the Company contributions, including earnings and losses thereon, at a rate of 20% per year and become fully vested in all Company contributions after five years. Participant forfeiture of nonvested amounts reduce Company contributions. Employer contributions of $3,324,000 and $3,992,000 during fiscal years 2003 and 2002, respectively, were forfeited by terminating employees before those amounts became vested.

Distributions

An active participant who has attained age 59½ may request a cash withdrawal for all or a part of the value of the SRP assets. Active participants are not allowed to take withdrawals from their ESOP Regular or Matching Accounts, however, they are allowed to diversify the ESOP Match at any time, and to diversify a portion of their ESOP Regular account at age 55 if the participant has been in the Plan for at least ten years.

Upon termination of employment, the participant must take a complete distribution if the value of the participant’s account is $5,000 or less. If the value of the participant’s account is greater than $5,000, the participant may elect to defer distribution until a later date, take a cash withdrawal or request a direct rollover. Participant funds invested in Medtronic stock may be taken in-kind or as cash. Upon retirement from the Company, participants also have the option to take monthly installments from the Plan.

Active participants may take hardship withdrawals from the SRP Account but not from their ESOP Regular or ESOP Matching Accounts if they incur immediate and severe financial needs that cannot be met through other available sources in the Plan including the available loan provisions. The amount of the hardship withdrawal cannot exceed the amount of the financial need and will be taxed upon distribution with a 10% penalty tax imposed.

Upon the death of a participant, the participant’s account becomes fully vested and will be paid to the designated beneficiary, or if no beneficiary has been designated, the balance will be paid according to the terms and conditions of the Plan. The beneficiary has the option to take the Medtronic stock in-kind or as cash.

Participant Loans

Participants are limited to one loan outstanding at a time and can borrow up to 50% of their total vested SRP balance not to exceed the maximum loan amount of $50,000. The minimum loan amount is $1,000. Loans are repaid through payroll deductions in equal amounts, typically over one to five years. The interest rate is calculated as one percentage point over the prime rate in effect at US Bank, N.A., on the first workday of the month in which the loan is made and remains fixed for the duration of the loan. At April 30, 2003, loans receivable were due at various dates through 2022, with interest rates ranging from 4.75% to 10.50%.

Plan Termination

Termination or retirement benefits are paid by the Trustee in accordance with the provisions of the Plan and the instructions of Medtronic, Inc., acting as plan administrator. In the event the Plan is terminated and there is not a successor plan, participants would become fully vested in the Company contributions. Benefits would be distributed at that time in the manner provided in the documents, which terminated the Plan.

2.  Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of the financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation

The Plan’s investments are stated at fair value, except for its investment contracts, which are valued at contract value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Medtronic Common Stock Fund and the Plan’s Interest in the Master Trust Fund are valued at their year-end unit closing price (comprised of year-end market price plus the uninvested cash position). The common shares of the Company are valued at the quoted market price. Participant loans receivable are valued at estimated fair value, consisting of outstanding principal and related unpaid interest.

Investment Transactions and Related Investment Income

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned.  Dividend income is accrued on the ex-dividend date.  Capital gain distributions are included in dividend income. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains and losses and the unrealized appreciation (depreciation) on those investments.

Administrative Expenses

Administrative expenses are paid by the Plan. Such expenses consist of recordkeeping fees, trustee fees and account maintenance. The Plan pays for the fees associated with transactions in the Medtronic ESOP Fund. Participants pay for the fees associated with transactions in the Medtronic Common Stock Fund from their respective Plan accounts. In addition, participants with loans pay an origination and annual loan fee for loan administration and maintenance from their respective Plan accounts.

Payment of Benefits

Benefit payments are recorded upon distribution.

Risks and Uncertainties

The Plan provides for investment in the Company’s common stock and various participant investment options in funds, which can invest in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk and uncertainty, it is reasonably possible that changes in risks could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Concentration of Market Risk

As of April 30, 2003 and 2002, approximately 68% and 70% of the Plan’s net assets were invested in the common stock of Medtronic, Inc., respectively. A significant portion of this concentration results from the allocated and unallocated investments in the ESOP, which was designed to provide stock ownership benefits to eligible employees. The underlying value of the Medtronic Common Stock Fund is entirely dependent on the performance of Medtronic, Inc. and the market’s evaluation of such performance. It is reasonably possible that changes in the fair value of Medtronic, Inc. common stock could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

3.  Investments

The net appreciation (depreciation) in the fair value of investments during 2003 and 2002, other than those held in the Master Trust, including investments purchased and sold as well as those held during the year was as follows (in 000’s):

	Year Ended April 30,
	2003	2002

Medtronic Common Stock Fund	$31,764	$19,603
Vanguard 500 Index Fund	(13,581)	(14,654)
Vanguard PRIMECAP Fund	(11,607)	(12,617)
Vanguard Wellington Fund	(6,746)	(4,818)
Vanguard Windsor II Fund	(7,488)	(4,266)
Vanguard Explorer Fund	(6,981)	169
Vanguard International Growth Fund	(4,055)	(2,104)
Vanguard U.S. Growth Fund	(3,438)	(6,401)
Vanguard Total Bond Market Index Fund	875	3
Vanguard Extended Market Index Fund	(1,414)	(351)
Medtronic ESOP Fund	35,192	(99)
Net appreciation (depreciation) in fair value of investments	$12,521	$(25,535)

The investments in the Medtronic Interest Income Fund consist of investment contracts issued by financial institutions and of contracts backed by investment-grade, fixed-income securities and bond mutual funds. These investment contracts are valued at their contract values, which approximate fair value, as these investments have fully benefit-responsive features. There are no reserves against contract values for credit risk of contract issuers or otherwise.

The average yield of the Medtronic Interest Income Fund was 4.78% and 6.15% for 2003 and 2002, respectively. The crediting interest rate of the Medtronic Interest Income Fund was 4.83% and 6.03% for 2003 and 2002, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, which cannot be less than zero. Such interest rates are reviewed on a quarterly basis for resetting.

4.  Plan’s Interest in the Master Trust Fund

Unallocated assets of the Plan are invested in a Master Trust Fund with certain assets of the Medtronic, Inc. and Participating Employers Retirement Plan and the Medtronic, Inc. Retirement Plan—401(h) Medical Account. US Bank is the Trustee for the unallocated assets attributable to the Plan held in the Master Trust Fund. Medtronic, Inc. and US Bank act as Recordkeepers for these assets. US Bank maintains a separate account for the unallocated Plan assets and liabilities held within the Master Trust Fund. The Plan assets within the Master Trust Fund consist of Medtronic, Inc. common stock. The liabilities consist of a loan from Medtronic, Inc. The unallocated assets consist of shares of the Company’s common stock with fair values of approximately $138,519,000 and $198,653,000 at April 30, 2003 and 2002, respectively. At April 30, 2003 and 2002, the Plan’s interest in the net assets of the Master Trust was 21% and 31%, respectively.

The Plan’s interest in the total assets held in the Master Trust Fund and changes in assets during the periods are as follows (in 000’s):

	Years Ended April 30,
	2003	2002

Plan’s Interest in the Master Trust, beginning of year	$186,510	$307,251
Employer cash contributions	1,483	983
Interest and dividend income	1,138	1,392
Realized/unrealized gain	11,751	3,600
Dividend on allocated shares	2,775	2,341
Interest expense	(1,056)	(1,389)
Other expenses	(19)	(36)
Net assets transferred to separate trust	(71,885)	(127,632)
Plan’s Interest in the Master Trust, end of year	$130,697	$186,510

The financial data of the Master Trust Fund on an accrual basis, is as follows:

Medtronic, Inc. and Participating Employers Master Trust Fund

Statement of Net Assets Available for Benefits

(unaudited, in 000’s)

Years Ended April 30,
2003	2002

Assets
Investments at fair value:
Short-term investment fund	$	*	119,319	$113,241
U.S. government securities	*	64,094	45,055
Corporate debt securities	*	52,394	56,260
Medtronic, Inc. common stock	*	276,863	325,860
Other common stock	*	128,579	106,748
Partnership and derivative contracts	*	71,278	43,115
Total investments	712,527	690,279
Receivables:
Interest and dividends receivable	995	1,295
Total assets	713,522	691,574
Liabilities
Accrued allocation of Medtronic, Inc. common stock	77,685	70,005
Accrued 401(h) benefits	2,604	2,705
Accrued expenses	508	46
Loan from Medtronic, Inc.	7,823	12,169
Total liabilities	88,620	84,925
Net assets available for benefits	$624,902	$606,649

*  Represents 5% or more of the net assets available for benefits.

The financial data of the Master Trust Fund on an accrual basis, is as follows:

Medtronic, Inc. and Participating Employers Master Trust Fund

Statement of Changes in Net Assets Available for Benefits

(unaudited, in 000’s)

	Years Ended April 30,
	2003	2002
Additions:
Investment income (loss):
Interest income	$7,630	$7,912
Dividend income	1,132	1,382
Other income	2,775	2,341
Net depreciation in fair value of investments	(4,958)	(14,916)
Total investment income (loss)	6,579	(3,281)
Employer contributions	97,634	83,236
Total additions	104,213	79,955
Deductions:
Interest expense	(1,056)	(1,389)
Benefits paid to participants	(10,958)	(14,726)
Other expenses	(2,061)	(1,073)
Net assets transferred to other trustees	(71,885)	(127,632)
Total deductions	(85,967)	(144,820)
Increase (decrease) in net assets available for benefits	18,253	(64,865)
Net assets available for benefits:
Beginning of year	606,649	671,514
End of year	$624,902	$606,649

The Master Trust Fund investments (including gains and losses on investments bought and sold during the year as well as unrealized appreciation (depreciation) changed in value as follows (in 000’s):

	Years Ended April 30,
	2003	2002

Net change in fair value of investments:
Short-Term Investment Fund	$358	$(352)
U.S. government securities	2,647	513
Corporate debt securities	1,770	265
Medtronic, Inc. common stock	15,638	3,715
Other common stocks	(18,025)	(15,422)
Partnership and derivative contracts	(7,346)	(3,635)
Net depreciation in fair value of investments	$(4,958)	$(14,916)

5.  Funding Policy

In December 1989, the Master Trust borrowed $40.0 million from the Company on behalf of the Plan and used the proceeds to purchase 18,932,938 shares (adjusted for stock splits) of the Company’s common stock. The loan from the Company is payable over a period not to exceed 20 years, ending on April 30, 2010. Interest is payable annually at a rate of 9.0%. The Company makes contributions to the Plan, which are used, in part, by the Plan to make principal and interest payments. Contributions are based on debt service requirements less any dividends received by the Plan on the unallocated shares of stock. Contributions are further adjusted to meet the annual targeted benefit level as determined by the Company.

During fiscal years 2003 and 2002, allocations of 2.50% and 2.57%, respectively, of qualified compensation were allocated to participants’ ESOP regular accounts. In addition, allocations of 3.65% and 3.85% of qualified compensation were made to Plan participants’ ESOP matching accounts in fiscal years 2003 and 2002, respectively. Forfeitures of allocated shares funded a portion of the allocation requirements for fiscal years 2003 and 2002.

6.  Allocation Summary of Net ESOP Assets

Statement of Net ESOP Assets Available for Benefits

	April 30, 2003			April 30, 2002
	Allocated	Unallocated	Total	Allocated	Unallocated	Total

Assets:
Investments at fair value:
Medtronic Dividend Stock Fund	$2,777	$—	$2,777	$2,363	$26	$2,389
Investment in Medtronic, Inc. common stock	608,977	138,519	747,496	529,345	198,653	727,998
Total investments	611,754	138,519	750,273	531,708	198,679	730,387
Employer contribution receivable	—	—	—	—	—	—
Accrued income	—	1	1	—	—	—
Total assets	611,754	138,520	750,274	531,708	198,679	730,387
Liabilities:
Loan payable	—	7,823	7,823	—	12,169	12,169
Net assets available for benefits	$611,754	$130,697	$742,451	$531,708	$186,510	$718,218

Statement of Changes in Net Assets

	Year Ended April 30, 2003			Year Ended April 30, 2002
	Allocated	Unallocated	Total	Allocated	Unallocated	Total

Investment income (loss):
Interest and dividend income	$2,846	$3,913	$6,759	$2,428	$3,733	$6,161
Unrealized appreciation (depreciation) in fair value of investments	35,192	11,751	46,943	(99)	3,600	3,501
Total investment income	38,038	15,664	53,702	2,329	7,333	9,662
Interfund transfers	(4,329)	—	(4,329)	(2,447)	—	(2,447)
Employer contributions	—	1,483	1,483	—	983	983
Allocation of Medtronic, Inc. common stock*	71,885	—	71,885	127,632	—	127,632
Interest expense	—	(1,056)	(1,056)	—	(1,389)	(1,389)
Administrative expenses	(523)	(19)	(542)	—	(36)	(36)
Benefit payments	(25,025)	—	(25,025)	(27,300)	—	(27,300)
Allocation of Medtronic, Inc. common stock*	—	(71,885)	(71,885)	—	(127,632)	(127,632)
Increase (decrease) in net assets available for benefits	80,046	(55,813)	24,233	100,214	(120,741)	(20,527)
Beginning of year	531,708	186,510	718,218	431,494	307,251	738,745
End of year	$611,754	$130,697	$742,451	$531,708	$186,510	$718,218

*    Allocated shares were 1,482,783 and 1,223,508 in the years ended April 30, 2003 and 2002, respectively.

In July of 2003, 1,628,895 shares of Medtronic Common Stock were allocated into Participants’ ESOP matching accounts in the Plan, reflected in the tables above.

7.    Related Party Transactions

During the years ended April 30, 2003 and 2002, the Plan had transactions with Vanguard Trust and US Bank, the Plan’s Trustees, which are allowed by the Plan and the Internal Revenue Code. These transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

Total purchases and proceeds from sales with Vanguard Trust for the years ended April 30, 2003 and 2002 were $314,358,000 and $249,015,000, $363,432,000 and $361,443,000, respectively. Total purchases and proceeds from sales with US Bank for the years ended April 30, 2003 and 2002 were $1,145,000 and $ 3,188,000, and $2,467,000 and $1,001,000, respectively.

8.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 (in 000’s):

	April 30,
	2003	2002

Net assets available for benefits per the financial statements	$1,792,858	$1,686,789
Amounts allocated to withdrawing participants	(14,967)	(6,693)

Net assets available for benefits per the Form 5500	$1,777,891	$1,680,096

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 (in 000’s):

	Year Ended April 30,
	2003	2002

Benefits paid to participants per the financial statements	$60,820	$68,760
Add: Amounts allocated to withdrawing participants at end of year	14,967	6,693
Less: Amounts allocated to withdrawing participants at beginning of year	(6,693)	(1,555)
Benefits paid to participants per the Form 5500	$69,094	$73,898

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to April 30, but not yet paid as of that date.

9.  Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service on September 7, 1995. Although the Plan has been amended since receiving the determination letter, the Plan administrator continues to believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

SUPPLEMENTAL SCHEDULE

Medtronic, Inc. Employee Stock Ownership and Supplemental Retirement Plan

Schedule of Assets Held for Investment Purposes

April 30, 2003

(in 000’s except share information)

(a)	(b)	(c)		(d)		(e)
	Fund	Investment Type	Number of Shares or Face Amount	Cost		Fair Value

	ESOP Assets
*	Medtronic ESOP Fund	Company Stock	11,050,175	$34,037		$608,978
*	Medtronic Dividend Stock Fund	Company Stock		2,777		2,777
	Total ESOP Assets, excluding the Plan’s Interest in the Master Trust Fund			$36,814		$611,755
	SRP Assets
*	Medtronic Common Stock Fund	Company Stock Fund			**	$468,708
*	Vanguard 500 Index Fund	Registered Investment Company			**	89,514
*	Vanguard PRIMECAP Fund	Registered Investment Company			**	74,070
*	Vanguard Wellington Fund	Registered Investment Company			**	75,676
*	Vanguard Windsor II Fund	Registered Investment Company			**	42,345
*	Vanguard Explorer Fund	Registered Investment Company			**	28,240
*	Vanguard International Growth Fund	Registered Investment Company			**	20,902
*	Vanguard U.S. Growth Fund	Registered Investment Company			**	22,641
*	Vanguard Total Bond Market Index Fund	Registered Investment Company			**	37,502
*	Vanguard Extended Market Index Fund	Registered Investment Company			**	10,003
*	Participant loans receivable	Interest at 4.75% to 10.50% (Due at various dates through 2022)			**	15,042
*	Medtronic Interest Income Fund	Unallocated Insurance Contracts			**	165,763
	Total SRP Assets				**	1,050,406
	Total ESOP and SRP Assets, excluding the Plan’s Interest in the Master Trust Fund				**	$1,662,161

*                                         Denotes party-in-interest

**                                  Cost information is excluded as it is no longer required for participant-directed investments

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 33-37529, 33-44230, and 333-106566) of Medtronic, Inc. of our report dated October 17, 2003 relating to the financial statements and supplemental schedule of the Medtronic, Inc. Employee Stock Ownership and Supplemental Retirement Plan which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Minneapolis, Minnesota
October 27, 2003